Exhibit 99.1

Medigus: Charging Robotics was Nominated for and Submitted its AI based Solution to the 14th Innovation World Cup

The competition is in partnership with Industry giants like: STMicroelectronics, EBV Elektronik, Würth Elektronik, VARTA Microbattery

Tel Aviv, Israel, Feb. 07, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in electric vehicle charging solutions, advanced medical solutions, and innovative internet technologies, today announced that Charging Robotics Ltd. (100% owned by Medigus), was officially nominated to submit its solution to the 14th Innovation World Cup, the world’s leading competition for techpreneurs and innovative SMEs in IoT, wearables & DeepTech. Charging Robotics submitted its solution which contains advanced AI and machine learning algorithms used to improve the performance of the Robotic Wireless Charging System. Charging Robotics is nearing the completion of development of its first-generation Robotic System to wirelessly charge Electric Vehicles. The next generation will incorporate AI and machine learning algorithms that will use vast amounts of data to improve the service level offered to EV drivers by the Robotic Chargers.

The collaboration with Make My Day, a company that delivers EV fleet management solutions, will enable data collection about EV electricity consumption, customer arrival times and personal driving styles. The Robots will gather data about the EV charging process, the EV battery state of charge and other critical parameters. This information will be used by advanced AI and machine learning algorithms to manage the Charging Robotics fleet and the wireless charging process. Charging Robotics is also developing advanced AI algorithms that are used for the navigation of the Robots. These algorithms are used for identifying the EV, sensing and avoiding obstacles and finding the optimal position for the wireless charging to achieve high charging efficiencies which save money and improve environmental impact.

About Charging Robotics

Charging Robotics is developing an automatic wireless robotic charging system for electric vehicles. Once parked, the driver will initiate charging by use of a simple smartphone app and the autonomous robot will navigate under the vehicle and automatically charge it. The use of a simple smartphone app in conjunction with a high charging efficiency robot will deliver an outstanding user experience. The system will also reduce the costs of installing public chargers as the robot will serve many parking spots in the same lot. Charging Robotics is 100% owned by Medigus Ltd.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam (OTCQB: SCTC) Inc., and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE:GIX), Jeffs’ Brands Ltd. (Nasdaq: JFBR) and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statements when describing the expected improvement in the Robotic Chargers.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com